# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INSPIRE MEDICAL SYSTEMS, INC., CIK 0001609550
CUSIP: 457730109
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 5500 Wayzata Blvd., Suite 1600, Golden Valley, Minnesota (MN), 55416
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001812275

## Reporting persons
- Soleus Capital Master Fund, L.P.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,206,828; sole dispositive power 0; shared dispositive power 1,206,828; aggregate amount beneficially owned 1,206,828 (4.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Soleus Capital Master Fund, L.P. ("Master Fund"). Soleus Capital, LLC is the sole general partner of Master Fund, Soleus Capital Group, LLC ("SCG") is the sole managing member of Soleus Capital, LLC, Soleus Capital Management, L.P. ("SCM") is the investment manager for Master Fund, and Soleus GP, LLC ("Soleus GP") is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, as amended (the "Exchange Act"), and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 28,966,119 shares of the common stock of Inspire Medical Systems, Inc. (the "Issuer") outstanding as of October 28, 2026, as reported on the cover of the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2026 filed with the Securities and Exchange Commission on November 2, 2026 (the "Form 10-Q").
- Soleus Capital, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,206,828; sole dispositive power 0; shared dispositive power 1,206,828; aggregate amount beneficially owned 1,206,828 (4.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 28,966,119 shares of common stock of the Issuer outstanding as of October 28, 2026, as set forth on the cover of the Form 10-Q.
- Soleus Capital Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,206,828; sole dispositive power 0; shared dispositive power 1,206,828; aggregate amount beneficially owned 1,206,828 (4.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 28,966,119 shares of common stock of the Issuer outstanding as of October 28, 2026, as set forth on the cover of the Form 10-Q.
- Soleus Capital Management, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,206,828; sole dispositive power 0; shared dispositive power 1,206,828; aggregate amount beneficially owned 1,206,828 (4.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 28,966,119 shares of common stock of the Issuer outstanding as of October 28, 2026, as set forth on the cover of the Form 10-Q.
- Soleus GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,206,828; sole dispositive power 0; shared dispositive power 1,206,828; aggregate amount beneficially owned 1,206,828 (4.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 28,966,119 shares of common stock of the Issuer outstanding as of October 28, 2026, as set forth on the cover of the Form 10-Q.
- Guy Levy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,206,828; sole dispositive power 0; shared dispositive power 1,206,828; aggregate amount beneficially owned 1,206,828 (4.2% of the class)
  Comment: (1) The shares reported in the table above are held directly by Master Fund. Soleus Capital, LLC is the sole general partner of Master Fund, SCG is the sole managing member of Soleus Capital, LLC, SCM is the investment manager for Master Fund, and Soleus GP is the sole general partner of SCM. Guy Levy is the sole managing member of each of SCG and Soleus GP. Each of SCG, Soleus Capital, LLC, SCM, Soleus GP and Mr. Levy disclaims beneficial ownership of these shares held by Master Fund other than for the purpose of determining their obligations under Section 13(d) of the Exchange Act, and the filing of this report shall not be deemed an admission that any of the foregoing persons is the beneficial owner of such shares for any other purpose.
  
  (2) The percentage set forth in row 11 is calculated based upon 28,966,119 shares of common stock of the Issuer outstanding as of October 28, 2026, as set forth on the cover of the Form 10-Q.

## Item 1. Issuer
Name of issuer: INSPIRE MEDICAL SYSTEMS, INC.
Address of issuer's principal executive offices: 5500 Wayzata Blvd., Suite 1600, Golden Valley, MN 55416

## Item 2. Person Filing
Name of person filing:
Soleus Capital Master Fund, L.P.
Soleus Capital, LLC
Soleus Capital Group, LLC
Soleus Capital Management, L.P.
Soleus GP, LLC
Guy Levy
Address of principal business office or, if none, residence:
Soleus Capital Master Fund, L.P., 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus Capital, LLC, 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus Capital Group, LLC, 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus Capital Management, L.P., 100 Field Point Road, Suite 200, Greenwich, CT 06830
Soleus GP, LLC, 100 Field Point Road, Suite 200, Greenwich, CT 06830
Guy Levy, c/o Soleus Capital Management, L.P., 100 Field Point Road, Suite 200,
Greenwich, CT 06830
Citizenship:
Soleus Capital Master Fund, L.P. - Cayman Islands
Soleus Capital, LLC - Delaware
Soleus Capital Group, LLC - Delaware
Soleus Capital Management, L.P. - Delaware
Soleus GP, LLC - Delaware
Guy Levy - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information in rows 5 through 9 and 11 on the cover pages to this Schedule 13G, including the footnotes thereto, is hereby incorporated by reference.

1,206,828
Percent of class: 4.2 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,206,828
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,206,828

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Soleus Capital Master Fund, L.P.: /s/ Guy Levy, Guy Levy / Managing Member of the Managing Member of the General Partner of Soleus Capital Master Fund, L.P. (11/09/2026)
- Soleus Capital, LLC: /s/ Guy Levy, Guy Levy / Managing Member of the Managing Member of Soleus Capital, LLC (11/09/2026)
- Soleus Capital Group, LLC: /s/ Guy Levy, Guy Levy / Managing Member (11/09/2026)
- Soleus Capital Management, L.P.: /s/ Guy Levy, Guy Levy / Managing Member of the General Partner of Soleus Capital Management, L.P. (11/09/2026)
- Soleus GP, LLC: /s/ Guy Levy, Guy Levy / Managing Member (11/09/2026)
- Guy Levy: /s/ Guy Levy, Guy Levy (11/09/2026)
Comment: Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)